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                                                                    EXHIBIT 99.4



Contact:  Jeffrey J. Hattara                 (NYSE-BMC)
          (612) 851-6030                     FOR IMMEDIATE RELEASE




              BMC INDUSTRIES, INC. ANNOUNCES ACQUISITION OF FRENCH
                                   LABORATORY


March 10, 2000 - Minneapolis, Minnesota - BMC Industries, Inc. through its Vision-Ease Lens subsidiary today announced its purchase of La Haute Lunette De Paris SA (HLP), an optical lens laboratory located outside Paris, France. HLP processes lenses in all materials, but specializes in polycarbonate eyewear lenses. The lab will operate under the name Vision-Ease France SAS.

Paul B. Burke, BMC's Chairman and Chief Executive Officer said "The addition of HLP to our existing lab in Germany gives us the basic infrastructure we need to drive polycarbonate growth in Western Europe. With specialized polycarbonate lens product processing capabilities, we can support the efforts of major European optical retailers anxious to introduce or expand sales of polycarbonate lenses."

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC. The Company's web site can be accessed at www.bmcind.com.


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